Exhibit 99.9

NICE Joins Microsoft Business Applications ISV Connect Program

The new status further accelerates innovation and expansion of NICE’s cloud capabilities.

HOBOKEN, N.J. — August 25, 2021 – NICE (Nasdaq: NICE) today announced that it has joined the Microsoft Business Applications ISV Connect Program. The new status enables NICE to further innovate in the cloud, allows greater access and exposure to respective sellers, and drives end-to-end managed support across the full Microsoft Dynamics platform.

Customer service organizations can now combine the power of NICE CXone — which unifies omnichannel routing analytics, workforce optimization, and automation and artificial intelligence (AI) on an open cloud foundation—with the robust customer relationship management (CRM) of Microsoft Dynamics 365 in a single agent interface. Via NICE CXone, organizations globally can empower their customer service agents to boost efficiency, while also delivering exceptional customer experiences and improving business results. Further, the Business Applications ISV Connect Program provides NICE with access to Microsoft technical and go-to-market benefits and prioritized technical support, including accelerated response times, proactive services, workshops, and training resources.

Paul Jarman, CEO, NICE CXone, said, “Providing richer cloud services that are easier to use and provide efficient support is a pivotal part of the next-gen, digitally fluent customer experience we are committed to ensuring. Joining this Microsoft program provides yet another avenue to deliver upon this promise. We look forward to continuing working with Microsoft to find agile, innovative ways to expand the benefits of the cloud for organizations of all sizes around the world.”

Toby Bowers, General Manager, Business Applications Group, Microsoft said, “We’re pleased to welcome NICE to the Business Applications ISV Connect program, and we look forward to working together on innovations that further expand the benefits of the cloud and introduce them to more organizations around the world.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.